DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005		MESSETURM 60308 FRANKFURT AM MAIN
450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1600 EL CAMINO REAL MENLO PARK, CA 94025	212 450 4500 FAX 212 450 3800	MARQUÉS DE LA ENSENADA, 2 28004 MADRID

99 GRESHAM STREET LONDON EC2V 7NG		1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033

15, AVENUE MATIGNON 75008 PARIS		3A CHATER ROAD HONG KONG

June 15, 2006

VIA EDGAR SUBMISSION AND BY HAND

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Re:	Price Communications Corporation Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A File No. 0-08309

Dear Mr. Spirgel:

     On behalf of Price Communications Corporation (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission communicated to Davis Polk & Wardwell orally on June 13, 2006 (the “Comments”) regarding the above-referenced Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A filed June 8, 2006 (“Amendment No. 2”).

     In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, an amendment to Amendment No. 2 (“Amendment No. 3”), and we have enclosed three “clean” copies of Amendment No. 3 as well as three copies that are marked to show changes from Amendment No. 2.

     Set forth below are responses to the Comments. Page number references in the responses below correspond to the page numbers in Amendment No. 3.

2	June 15, 2006

1.	You asked us to disclose that the board of directors of the Company can change their unanimous approval for the proposed dissolution even after holders of at least 66-2/3% of the Company’s outstanding shares approve the proposed dissolution.

Company Response:

      In response to the Staff’s comment, we have revised the disclosure. Please see page 28 of Amendment No. 3.

2.	You noted that the Company is not required to adopt a plan of dissolution, but advised us to revise our disclosure to remove references to such plan.

Company Response:

      In response to the Staff’s comment, we have revised the disclosure. Please see pages 5, 13, 27 and 28 of Amendment No. 3.

3.	You requested that we use a more recent closing market price of Verizon common stock.

Company Response:

      In response to the Staff’s comment, we have revised the disclosure. Please see pages 5, 6, 13, 14, and 28 of Amendment No. 3.

4.	You requested that we add disclosure to reflect that the Company’s name and other names that include “Price” will be transferred to Robert Price for no consideration.

Company Response:

      In response to the Staff’s comment, we have revised the disclosure. Please see page 17 of Amendment No. 3.

5.	You requested that we add additional disclosure to reflect the factors used by the board of directors of the Company to estimate the amount of contingency reserves.

Company Response:

3	June 15, 2006

      In response to the Staff’s comment, we have revised the disclosure. Please see pages 17 and 18 of Amendment No. 3.

4	June 15, 2006

     We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-4674, or my colleagues Nancy Sanborn (212-450-4955) and Himanshu Singh (212-450-4426), with any questions you may have with respect to the foregoing.

     Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc w/o encl:	Robert F. Price Kim Pressman
Price Communications Corporation

Peter J. Samuels
Proskauer Rose LLP

Nancy L. Sanborn Himanshu P. Singh
Davis Polk & Wardwell